Exhibit 99.50

NEWS RELEASE

CARBON STREAMING ANNOUNCES

CARBON CREDIT STREAM AGREEMENT ON

THE RIMBA RAYA BIODIVERSITY RESERVE AND

STRATEGIC PARTNERSHIP WITH INFINITE-EARTH FOUNDERS

TORONTO, ONTARIO, August 3, 2021 – Carbon Streaming Corporation (“Carbon Streaming” or the “Company”) (NEO: NETZ) (FSE: M2QA) is pleased to announce that it has entered into a carbon credit streaming agreement (“Carbon Stream”) with Infinite-EARTH Limited (“InfiniteEARTH”). InfiniteEARTH is the developer of the industry’s flagship REDD+ (Reducing Emissions from Deforestation and forest Degradation) project, the Rimba Raya Biodiversity Reserve Project (the “Rimba Raya Project”). The Rimba Raya Project, for which InfiniteEARTH has exclusive carbon and marketing rights, is expected to create over 70 million credits over its remaining 20-year crediting period (approximately 3.5 million carbon credits per annum).

Transaction Highlights:

●	InfiniteEARTH will deliver 100% of the carbon credits created by the Rimba Raya Project, expected to be 70 million credits over the next 20 years, less up to 635,000 carbon credits per annum which are already committed to previous buyers.
○ For the first four years, the amounts delivered under the Carbon Stream include 1,000,000 carbon credits per annum at a pre-agreed gross sale price of US$8.50.
●	An upfront cash investment of US$26.3 million (the “Cash Consideration”) consisting of US$22.3 million for the Carbon Stream with InfiniteEARTH and US$4.0 million for the SAA with the Founders (as defined below).
●	An issuance of 22,695,900 common shares of the Company (the “Share Consideration”) for entering into the SAA, which the Founders intend to use to build a robust team to develop a portfolio of Blue Carbon projects throughout the Americas.
●	In addition to the Cash Consideration, the Company will make ongoing payments to InfiniteEARTH for each carbon credit that is sold under the Carbon Stream.

“It is with great excitement that we announce the Rimba Raya project to Carbon Streaming’s shareholders. As indicated by the long list of top-tier companies that have already purchased carbon credits from the Rimba Raya Project, we believe the carbon credits generated by this project will continue to be highly valuable and sought-after as more companies begin their carbon offset process and look to purchase carbon credits from high-quality REDD+ projects like the Rimba Raya Project, which offers substantial climate, community and biodiversity benefits,” said Justin Cochrane, Carbon Streaming’s President & CEO.

Operating for over a decade, the Rimba Raya Project is located on the island of Borneo in Indonesia and serves to protect and preserve tropical lowland peat swamp forests. This is one of the most endangered ecosystems of the world, and native home of the last high-density population of the endangered Bornean Orangutan (Pongo pygmaeus), a beloved and critically endangered species. The Rimba Raya Project is expected to reduce greenhouse gas (“GHG”) emissions by 3,527,171 tonnes of CO2 equivalent (“tCO2e”) per year with a total reduction of 130 million tCO2e estimated over its 30-year carbon offset project, which started in 2009.

InfiniteEARTH is a pioneer in the REDD+ industry, having developed the world’s first REDD+ carbon accounting methodology, the first REDD+ project validated under the VCS (Verified Carbon Standard www.verra.org), and the first REDD+ project to receive a “triple-gold” verification under the Climate, Community and Biodiversity Standard. In addition, InfiniteEARTH’s Rimba Raya Project is the world’s first REDD+ project to be verified under the newly launched Sustainable Development Verified Impact Standard (SDVista), earning the highest possible rating for demonstrating its contribution to all 17 United Nations Sustainable Development Goals (UN SDGs).

In addition to the Carbon Stream, the Company and the founders of InfiniteEARTH (“Founders”) have entered into a strategic alliance agreement (“SAA”) whereby they have agreed to provide consulting services to the Company, which will consist of carbon project advisory services, carbon credit marketing and sales services, as well as assisting the Company with due diligence initiatives on new potential carbon investment opportunities. In addition, the SAA provides Carbon Streaming with a right of first refusal on any carbon streaming or royalty financing transaction for projects that are planned in the future, which includes a portfolio of Blue Carbon credit projects throughout the Americas which the Founders believe have the potential to create over 18 million carbon credits per year.

Justin Cochrane stated, “Carbon Streaming is thrilled to be partnering with InfiniteEARTH and its Founders to fight climate change, preserve the rich biodiversity of this area, and improve the health and economic well-being of these local communities.” Mr. Cochrane continued, “This investment builds on Carbon Streaming’s high-quality nature-based portfolio including the recently announced blue carbon MarVivo project in Mexico and the Bonobo Peace Forest projects in the Democratic Republic of Congo. It demonstrates our commitment to invest in carbon credit projects around the world that also provide substantial community and biodiversity benefits.”

Todd Lemons, Co-Founder of InfiniteEARTH added, “The terms of the carbon streaming agreement provides up-front capital that allows us to fast-track several major initiatives within the Rimba Raya Project, including the delivery of more extensive medical services via our floating clinic through a significant increase in trip frequency and the addition of new equipment and medical personnel. Additionally, it allows us to begin a major reforestation effort through the development of a community-owned, native cash-crop agroforestry initiative. Likewise, the terms of the SAA provide the working capital for MarVivo to develop a portfolio of Blue Carbon projects - in parallel rather than sequentially - throughout the Americas. In short, both deals allow us to substantially increase our pace and rate of positive impact, rather than effecting incremental change through annual sales over time.”

A portion of the revenue generated from the sale of carbon credits will go directly to the Rimba Raya Project to support local community development and provincial government infrastructure. In addition, money spent on project area protection and conservation can potentially lead to higher GHG emission reductions, and thereby increased carbon credits in future years. These activities include building watch towers to monitor wildfires or deforestation activities, cleaning rivers and planting mangroves for reforestation. Community involvement is vital for these activities, which encourages local people to take an active part in continual project development. Community involvement is also enhanced through the development of programs to improve quality of life, such as water filtration systems, floating healthcare facilities, educational scholarships, and solar energy. All of which make significant contributions to Indonesia’s sustainable development goals and UN climate commitments.

More information about the Rimba Raya Project can be found here: https://rimba-raya.com/.

Closing of the Carbon Stream is subject to customary conditions with closing anticipated to occur within two weeks.

About InfiniteEARTH

InfiniteEARTH is a Hong Kong-based project development company that develops and manages conservation land banks and provides environmental offsets and corporate social responsibility (CSR) solutions to companies across the globe. The company was formed in 2008 with the goal of creating the Rimba Raya Project, a 64,500-hectare peat forest in Central Kalimantan, Indonesia. Rimba Raya is one of the world’s largest REDD+ projects. The project eradicates deforestation, promotes conservation of local wildlife and sells carbon credits based on the carbon rich forest which was previously gazetted for conversion to palm oil.

InfiniteEARTH’s projects focus on the preservation of endangered species habitat, High Conservation Value (HCV) and High Carbon Stock (HCS) Forests, and National Parks through the creation of social and physical buffer zones.

All projects are designed to meet the UN Sustainable Development Goals by funding sustainable development in rural communities through capacity building, transfer of low-impact technologies such as solar and fuel-efficient cookstoves, aquaponics, agro-forestry (“jungle crop”) models, and social benefits programs such as health care and early childhood education materials.

About Carbon Streaming Corporation

Carbon Streaming is a unique ESG principled investment vehicle offering investors exposure to carbon credits, a key instrument used by both governments and corporations to achieve their carbon neutral and net-zero climate goals. Our business model is focused on acquiring, managing and growing a high-quality and diversified portfolio of investments in projects and/or companies that generate or are actively involved, directly or indirectly, with voluntary and/or compliance carbon credits.

The Company invests capital through carbon credit streaming arrangements with project developers and owners to accelerate the creation of carbon offset projects by bringing capital to projects that might not otherwise be developed. Many of these projects will have significant social and economic co-benefits in addition to their carbon reduction or removal potential.

If you would like to receive corporate updates via e-mail as soon as they are published, please subscribe here: https://www.carbonstreaming.com/contact/request-information/.

ON BEHALF OF THE COMPANY:

Justin Cochrane, President and CEO

Tel: 647.846.7765

info@carbonstreaming.com

www.carbonstreaming.com

Investor inquiries can be directed to: investors@carbonstreaming.com.

Cautionary Statement Regarding Forward-Looking Information

This news release contains certain forward-looking statements and forward-looking information (collectively, ‘forward-looking information’) within the meaning of applicable securities laws. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, statements and figures with respect to the estimation of future carbon credit generation and GHG emissions reductions at the Rimba Raya Project; the use of proceeds from the Carbon Stream, the timing and closing of the transaction; the generation of local community benefits; the conservation and protection of forestry and endangered species; the creation of future carbon credits; the Founders use of the Share Consideration and the business and assets of the Company and its strategy going forward) are forward-looking information. This forward-looking information is based on the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: general economic, market and business conditions and the other risks disclosed under the heading “Risk Factors” and elsewhere in the Company’s AIF dated as of June 30, 2021 filed on SEDAR at www.sedar.com.

Any forward-looking information speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.